Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

17 December 2014

PRIMA BIOMED COMPLETES IMMUTEP ACQUISITION

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) announces that the acquisition of Immutep SA (“Immutep”), the French privately owned biopharmaceutical company in the rapidly growing field of Immuno-Oncology has been completed.

Prima also announces that Professor Frédéric Triebel has joined the Company as its new Chief Scientific Officer and Chief Medical Officer. Professor Triebel originally developed Immutep’s LAG-3 technology and was its founder and Scientific and Medical Director. He is an eminent scientist in the field of cancer immunotherapy.

The completion follows shareholder approval at the Company’s AGM on 14 November to increase its share placement capacity in order to fund the acquisition.

Prima has made an upfront cash payment of US$10.8M with the remaining cash component of US$7.2M partly payable on the achievement of a predetermined milestone and partly payable after 12 months subject to the satisfaction of warranty retention arrangements.

Prima has also issued US$3M worth of Prima ordinary shares, which are subject to trading limitations, to Immutep shareholders at a price of AU$0.04016 per share; and issued up to 200M warrants which expire after four years. Some of these warrants are only exercisable twelve months from the date of completion subject to the achievement of a predetermined milestone.

The total consideration paid by Prima for the acquisition is estimated to be approximately US$25M as opposed to the previously estimated US$28M. The difference is attributable to the reduction in value of the warrants based on the Black Scholes option pricing model using updated market data

In light of the typical prices paid by peers in our industry for similar biotech acquisitions and based on an independent valuation performed by KPMG, Australia Prima believes that it has achieved this acquisition at an attractive price for its shareholders.

Marc Voigt, Chief Executive of Prima, said: “We believe we have secured an extremely compelling value proposition with the potential to unlock significant value from Immutep’s assets. With the acquisition completed we can now focus on progressing our considerably expanded product portfolio and on new research-driven opportunities based on the LAG-3

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889

technology. I would like to personally welcome Professor Triebel to the company, and look forward to working alongside him in determining the direction for the new Phase II clinical program for IMP321.”

About Prima BioMed

Prima BioMed is a globally active biotech company developing immunotherapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value for its shareholders. Prima owns a number of different products in preclinical and clinical development. www.primabiomed.com.au

About Immutep

Immutep is a 100% subsidiary of Prima BioMed Ltd. Founded in 2001 by Prof. Frédéric Triebel and John Hawken, Immutep is a French immunotherapy company developing a suite of products based on its Lymphocyte Activation Gene 3 (LAG-3) technology. Immutep’s lead product IMP321 works by binding to a receptor on antigen presenting cells (APCs) such as dendritic cells to activate them.

Immutep’s other products include IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients, licensed to CoStim (Novartis) and IMP731, a depleting antibody that removes T cells involved in autoimmunity, licensed to GSK. It also has a dedicated R&D laboratory outside Paris.

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889